June 28, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Business Machines Corporation
SEC Comment Letter dated June 7, 2011
SEC File No. 001-02360

Dear Mr. Gilmore:

International Business Machines Corporation is submitting the following responses to the Staff’s comment letter dated June 7, 2011 on the company’s Form 10-K for the year ended December 31, 2010, filed on February 22, 2011, and the company’s Form 10-Q for the quarter ended March 31, 2011, filed on April 26, 2011.

Form 10-K for the Year Ended December 31, 2010

Management Discussion

Liquidity and Capital Resources, page 47

1.     We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries.  In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: In its 2010 Form 10-K (pages 47-49), the company discusses its major sources of liquidity, including the presentation of a five year table. The company has consistently delivered substantial cash flows from operating activities and maintained a strong liquidity position. As a result, the company has been able to fund its domestic operations and obligations primarily through the cash generated by its U.S. operations. As an example, in 2010, the company earned 36 percent of its worldwide revenues in the U.S., but generated 46 percent of its pre-tax income in the U.S., the difference primarily driven by the company’s significant royalty income stream in the U.S.

In those circumstances where the company has additional cash requirements in the U.S., the company has several liquidity options available. At December 31, 2010, the company had intercompany loans in place with certain non-U.S. subsidiaries. These intercompany loans could be recalled to the U.S. without any additional tax cost to the company. The company could issue either short or long term debt in the U.S. market. The company could also utilize its committed global credit facility. All of these liquidity options provide the company with domestic cash management flexibility at cost levels significantly less than the tax cost of repatriating the earnings of its foreign subsidiaries.

On page 108 of its 2010 Form 10-K, the company discloses that its policy is to indefinitely reinvest the earnings of its non-U.S. subsidiaries, and that it periodically repatriates a portion of these earnings only to the extent that it does not incur an additional U.S. tax liability.

As indicated in Item 303(a)(1) of Regulation S-K, a registrant is required to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrants liquidity increasing or decreasing in any material way. Given the factors described in this response, the company does not consider its non-U.S. cash position and its policy to indefinitely reinvest the earnings of its non-U.S subsidiaries as items that will result in or are reasonably likely to result in a material change to the company’s overall liquidity position. In its Liquidity discussion on page 49 of the 2010 Form 10-K, the company lists events that could change its historical cash flow dynamics. These include: significant changes in operating results and material changes in geographic sources of cash. The company will continue to assess all aspects of its cash and liquidity positions and, if applicable, will expand its discussion of these factors and events in future filings.

Notes to the Consolidated Financial Statements

Note O.  Contingencies and Commitments

Contingencies, page 103

2.     We note your disclosure regarding significant legal matters involving the company.  If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made.  Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.  In addition, for those matters for which you cannot estimate a range, please supplementally provide the following:

•      Please explain, in sufficient detail for each specific matter, why you are unable to estimate a range.

•      The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief.  For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Please ensure that your response addresses each legal matter disclosed in Note O.

Response:  For the reasons described below, the company believes that the disclosures in Note O both comply with ASC 450-20-50 (the Standard) and SAB Topic 5Y, and are responsive to the needs of the company’s investors.

As noted in Note O, the company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated.  Such recorded liabilities, including any changes to such liabilities for the year ended December 31, 2010 were not material to the company’s Consolidated Financial Statements.

With respect to estimates of reasonably possible losses or range of losses, including in excess of amounts already recorded, the company is not now, and generally has not in the past been, party to litigation as to which an estimate would involve anything more than guesswork and speculation, resulting in the company’s publication of a number or range of numbers without any confidence in their accuracy or predictive value.  It is also the company’s experience that damage amounts claimed in litigation against us are unreliable and unrelated to possible outcomes, with such claims typically asserted for their shock or public relations value.  They are not a legitimate proxy for our reasonably possible losses.  To disclose a range of possible losses based on those pleadings would require the publication of ranges so broad as to be meaningless and misleading, as evidenced by the data provided supplementally showing the company’s track record of concluding litigation for amounts that are immaterial, not materially different than amounts previously recorded, and orders of magnitude less than the amounts initially demanded by plaintiffs. It is the company’s position that the company’s investors are better-informed about our litigation exposures through our current, carefully considered disclosures.

While the company believes that its disclosures are in compliance with the Standard, in future filings the company will revise its narrative disclosure to make explicit its inability to provide an estimate of reasonably possible losses or range of losses.  Also, in the future, if the company can provide a reliable estimate of reasonably possible losses or range of losses that are material, the company will make the quantitative disclosures contemplated by the Standard and SAB Topic 5Y.

Note P. Taxes, page 106

3.     We note your disclosure that the net impact of certain tax items is reflected as part of the foreign tax differential in your rate reconciliation.  Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure.  See Rule 4-08(h)(2) of Regulation S-X.

Response: The components within the tax rate reconciliation classified as part of the “foreign tax differential” are comprised of all items reflecting the tax rate impacts of the company’s foreign operations when compared with the statutory U.S. federal tax rate of 35 percent.

The 2010 foreign tax differential, expressed in percentage points, is comprised of the following:

Foreign subsidiary earnings at different tax rates	-4 points
Foreign export incentives	-4 points
Foreign tax credit benefit	-9 points
Foreign intercompany tax differential	7 points

Total foreign tax differential (benefit)	-10 points

The above items also reflect audit settlements or changes in the amount of unrecognized tax benefits associated with each of these items. In addition, all items have been consistently reflected as part of the foreign tax differential in prior years.

Foreign subsidiary earnings at different tax rates reflect income earned which is indefinitely reinvested in the company’s non-U.S. operations and has been subject to foreign taxes at a rate lower or higher than the 35 percent U.S. federal tax rate. In 2010, this was a benefit reflecting a lower overall foreign tax rate. Foreign export incentives represent tax incentives on the company’s exports to various foreign subsidiaries.

The foreign tax credit benefit represents the tax credit benefit associated with the repatriation of non-U.S. earnings which had previously been subject to an overall foreign tax in excess of the U.S. federal tax rate. These earnings and the associated tax impacts were included in the foreign subsidiary earnings at different tax rates as described above in prior years. The foreign intercompany tax differential reflects intercompany payments made by the company’s foreign operations at a rate lower or higher than the 35 percent U.S. federal tax rate. In 2010, this was a charge reflecting a lower tax benefit associated with these payments.

All of the items above directly relate to the company’s foreign operations. As such, they have been considered and reported on a consistent basis as “foreign tax differential” in the reconciliation of the statutory U.S. federal tax rate table reflected on page 106 of the company’s 2010 Form 10-K.

The company considered and provided additional information on these items in Note P - Taxes in its 2010 Form 10-K. These additional disclosures were intended to inform investors of the more significant transactions that occurred during the year.

Within Note P, on page 106, the company informs investors of each of the items above and also alerts investors to the inclusion of the items in the foreign tax differential component of the rate reconciliation. Specific reference is made to the utilization of foreign tax credits, the favorable mix of geographic income, incentives and the intercompany payments made by the company’s foreign subsidiaries (including intercompany licensing).

Form 10-Q for the Quarter Ended March 31, 2011

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2011, page 34

4.     We note that in certain reconciliations, for example those on pages 38, 45 and 46, you have presented your non-GAAP measure before your GAAP measure.  Please consider reordering in order to give the GAAP measures more prominence.  See Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In each of the referenced reconciliations, the company presented a table which began with the non-GAAP measure, included the itemized non-GAAP adjustments and concluded with the comparable measure calculated and presented in accordance with GAAP. The company believes that this presentation meets the equal or greater prominence requirement contained in Item 10(e)(1)(i)(A) of Regulation S-K. However, in response to your comment, in future filings, the company will reorder the reconciliations to begin with the applicable GAAP measure.

In response to your letter, the company also acknowledges that:

•      The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Rich Carroll, IBM Chief Accountant, 1 New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller